Exhibit 4.23

(Summary Translation)

Loan agreement with China Construction Bank
Date of the Agreement	April 17, 2013
Borrower (Party A)	Chongqing Daqo New Energy Co., Ltd.
Lender (Party B)	China Construction Bank Wanzhou Branch
Use of loan	Working capital
Amount	RMB 70 million
Term of loan

1 year, from April 17, 2013 to April 16, 2014.

If the commencement date of the term of loan hereof is different from what is stated on the loan receipt, the commencement date shall be the actual loan date recorded in the loan receipt of the first loan and the maturity date shall be adjusted accordingly.

The loan receipt is an integral part of this Agreement and has the same legal effect as this Agreement.

Interest rate	Fixed rate at 6% per year
Penalty rate

In the event that Party A does not apply the loan according to the Agreement, the penalty rate shall be the benchmark rate plus 100% thereof

In the event of default, the penalty rate shall be the benchmark rate plus 50% thereof

If both of the above occur, the penalty rate shall be the higher of the two stated above.

Value date	The date of the first loan under this Agreement be deposited to the agreed loan account
Benchmark rate	The lending rate published by the People's Bank of China for the loan of the same period and class on the value date and the same rate at the date of adjustment of the interest rate hereof. If the People's Bank of China no longer publishes the lending rate of the loan of the same period and same class, the benchmark rate shall be the usual rate of the loan of the same period and class as recognized by the banking industry at the date of the adjustment of the interest rate hereof.
Calculation of interest

Calculation shall start from the date of the loan being deposited to the loan account agreed. The loan shall be calculated by days with a daily interest rate = annual interest rate/360.

If the Party does not pay the interest by the expiry date of interest, a compound interest shall be accrued from the day thereafter.

Settlement of interest	Interest shall be settled according to the fixed rate as stated hereof at the 20th day of each month.
Withdrawal	Withdrawal all at once

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Repayment

Repayment principle

Party B is entitled to apply Party A's repayment to the expenses paid by Party B in advance which shall be undertook by Party A and fees incurred by Party B's realization of its right to the debt. The balance will be applied to repayment in the sequence of interest first and then principal. However, with regard to the outstanding loans the principal or interest of which due over 90 days or loans specifically provided in laws, regulations or rules, Party A's repayment shall be made in the sequence of principal first and then interest.

Repayment of interest

Party A shall pay the interest due to Party B on the settlement day. The first interest payment date is the first settlement day after the grant of loan. Interest shall be repaid together with the last repayment of principal.

Repayment plan

The loan shall be repaid upon expiry

Repayment method

Party A shall deposit enough funds in the capital collection account or other account opened at Party B before the repayment day as provided hereof and transfer the funds for repayment of loan (Party B has the right to deduct such funds from that account), or transfer funds from other account for repayment of loan on the repayment day.

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Prepayment

In the event of prepayment, Party A shall submit a written application to Party B 5 days in advance and may repay the whole or part of the principal in advance upon Party B's consent.

The interest shall be calculated according to the actual days of usage of the loan and the interest rate as provided hereof.

Party A's covenants

1. Provide financial and accounting material and operational materials to Party B upon request, including balance sheet, profit and loss statements and cash flow statements.

2. Shall not use the assets which are coming from the loan hereof for third party guarantee.

3. Shall report to Party B in a timely manner regarding any connected transaction involving over 10% of Party A' net assets, if Party A is a group client.

Breach

In the event of Party B may deem its creditor's rights may be jeopardized by the occurrence of takeover, lease, shareholding restructure, decrease of share capital, merger, acquisition, etc., Party B may:

(1) cease to grant the loan;

(2) adding conditions for granting and payment of the loan;

(3) change method of repayment of the loan according to this Agreement;

(4) announce immediate maturity of the loan and require Party A to repay all due and undue principal, interest and expenses hereof; and

(5) other remedy method.

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